UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Telephone: +852 2215-5100

with copies to:

Peng Yu

James T. Lidbury

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3664-6488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G9897K 105	SCHEDULE 13D

1.	Names of Reporting Persons. Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 68,287,037 Class A Ordinary Shares
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 68,287,037 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,287,037 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%[1]
14.	Type of Reporting Person (See Instructions) CO

1                   This percentage is calculated based upon 796,721,114 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, which is the sum of (a) 716,860,003 Class A and Class B ordinary shares outstanding as of May 29, 2018, (exclusive of 14,546,437 Class A Ordinary Shares in the form of ADSs repurchased by the Company and registered on the Company’s register of members as of May 29, 2018), according to the Share Purchase Agreement dated May 29, 2018 among the Company, Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited, Rising Auspicious Limited and New Retail Strategic Opportunities Investments 2 Limited (the “Purchase Agreement”), and (b) 63,657,407 Class A Ordinary Shares sold and purchased on June 12, 2018 under the Purchase Agreement, and (c) 16,203,704 Class A Ordinary Shares to be sold and purchased on or around June 28, 2018 under the Purchase Agreement.

CUSIP No. G9897K 105	SCHEDULE 13D

1.	Names of Reporting Persons. Alibaba ZT Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 57,870,370 Class A Ordinary Shares
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 57,870,370 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,370 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%[1]
14.	Type of Reporting Person (See Instructions) CO

1                   This percentage is calculated based upon 796,721,114 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, which is the sum of (a) 716,860,003 Class A and Class B ordinary shares outstanding as of May 29, 2018, (exclusive of 14,546,437 Class A Ordinary Shares in the form of ADSs repurchased by the Company and registered on the Company’s register of members as of May 29, 2018), according to the Purchase Agreement, and (b) 63,657,407 Class A Ordinary Shares sold and purchased on June 12, 2018 under the Purchase Agreement, and (c) 16,203,704 Class A Ordinary Shares to be sold and purchased on or around June 28, 2018 under the Purchase Agreement.

CUSIP No. G9897K 105	SCHEDULE 13D

1.	Names of Reporting Persons. Cainiao Smart Logistics Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 5,787,037 Class A Ordinary Shares
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 5,787,037 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,787,037 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%[1]
14.	Type of Reporting Person (See Instructions) CO

1                   This percentage is calculated based upon 796,721,114 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, which is the sum of (a) 716,860,003 Class A and Class B ordinary shares outstanding as of May 29, 2018, (exclusive of 14,546,437 Class A Ordinary Shares in the form of ADSs repurchased by the Company and registered on the Company’s register of members as of May 29, 2018), according to the Purchase Agreement, and (b) 63,657,407 Class A Ordinary Shares sold and purchased on June 12, 2018 under the Purchase Agreement, and (c) 16,203,704 Class A Ordinary Shares to be sold and purchased on or around June 28, 2018 under the Purchase Agreement.

CUSIP No. G9897K 105	SCHEDULE 13D

1.	Names of Reporting Persons. New Retail Strategic Opportunities Investments 2 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 4,629,630 Class A Ordinary Shares
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 4,629,630 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,629,630 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%[1]
14.	Type of Reporting Person (See Instructions) CO

1                   This percentage is calculated based upon 796,721,114 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, which is the sum of (a) 716,860,003 Class A and Class B ordinary shares outstanding as of May 29, 2018, (exclusive of 14,546,437 Class A Ordinary Shares in the form of ADSs repurchased by the Company and registered on the Company’s register of members as of May 29, 2018), according to the Purchase Agreement, and (b) 63,657,407 Class A Ordinary Shares sold and purchased on June 12, 2018 under the Purchase Agreement, and (c) 16,203,704 Class A Ordinary Shares to be sold and purchased on or around June 28, 2018 under the Purchase Agreement.

CUSIP No. G9897K 105	SCHEDULE 13D

ITEM 1.                        SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the Class A ordinary shares, par value US$0.0001 per share, of ZTO Express (Cayman) Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer” and, such class of shares, the “Class A Ordinary Shares”). The address of the principal executive offices of the Issuer is Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China.

ITEM 2.                        IDENTITY AND BACKGROUND.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of (1) Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), (2) Alibaba ZT Investment Limited, a company with limited liability incorporated under the laws of Hong Kong (“AZIL”), (3) Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“Cainiao”), and (4) New Retail Strategic Opportunities Investments 2 Limited, a company organized under the laws of the Cayman Islands (“NRF” and, together with AGHL, AZIL and Cainiao, the “Reporting Persons”), with respect to Class A Ordinary Shares. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

The business address of AGHL, AZIL and NRF is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China.

AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services.

AZIL is an indirect wholly-owned special purpose subsidiary of AGHL.

Cainiao is a majority owned indirect subsidiary of AGHL dedicated to meeting the current and future logistics demands of China’s and global online and mobile commerce sector. It operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfil transactions between merchants and consumers at a large scale. It also uses data insights and technology to improve efficiency across the logistics value chain.

New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“NRSF”), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“NRSF GP”), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of AGHL (“NRSO”), is the general partner of NRSF GP. Each of NRSF, NRSF GP and NRSO principally engages in investment activities.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedule A-1 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 12, 2018, pursuant to the terms of the Purchase Agreement, AZIL and Cainiao purchased an aggregate of 63,657,407 Class A Ordinary Shares at a purchase price of $17.28 per share. Pursuant to the terms of the Purchase Agreement, AZIL purchased 57,870,370 Class A Ordinary Shares, and Cainiao purchased 5,787,037 Class A Ordinary Shares, in each case from the Company. Pursuant to the Purchase Agreement, on or around June 28, 2018, NRF is expected to purchase 4,629,630 Class A Ordinary Shares, and Rising Auspicious Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an affiliate of Yunfeng Fund III, L.P. (“YF”) is expected to purchase 11,574,074 Class A Ordinary Shares, in each case from the Company at a purchase price of $17.28 per share.

CUSIP No. G9897K 105	SCHEDULE 13D

The Class A Ordinary Shares to be acquired by YF will constitute 1.5% of the total issued and outstanding shares of Class A and Class B Ordinary Shares after giving effect to the transactions contemplated by the Purchase Agreement.

The description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2 hereto, which exhibit is hereby incorporated by reference into this Item 3.

The parent company of AZIL, Taobao China Holding Limited (“Taobao China”), which is a company incorporated under the laws of Hong Kong and an indirect wholly-owned subsidiary of AGHL, funded to AZIL the aggregate purchase price paid by AZIL for the Class A Ordinary Shares. Such funding by Taobao China to AZIL was made in the form of equity contribution.

The parent company of Cainiao, Cainiao Smart Logistics Network Limited (“Cainiao Cayman”), which is a company incorporated under the laws of the Cayman Islands, funded to Cainiao the aggregate purchase price paid by Cainiao for the Class A Ordinary Shares, using the working capital of Cainiao Cayman.

NRSF will fund NRF’s purchase of the Class A Ordinary Shares through a capital call from its limited partners.

ITEM 4.                        PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s businesses, prospects and financial conditions and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, and, subject to the terms of the IRA (as defined below) and compliance with applicable laws, rules and regulations and the Issuer’s Second Amended and Restated Memorandum and Articles of Association (as the same may be amended from time to time), the Reporting Persons may in the future take actions with respect to their investments in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investments in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer removed one incumbent director from the board of directors of the Issuer (the “Board”) and AZIL designated one director to the Board (the “Investor Director”) to replace such director. If the Investor Director ceases to be a member of the Board for any reason, AZIL will have the right to appoint a replacement of such Investor Director.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Pursuant to the Purchase Agreement, on or around June 28, 2018, YF is expected to acquire 11,574,074 Class A Ordinary Shares, which will constitute 1.5% of the total issued and outstanding shares of Class A and Class B ordinary shares immediately after giving effect to the transactions contemplated by the Purchase Agreement. After giving effect thereto, the Reporting Persons, together with YF, will collectively own 79,861,111 Class A Ordinary Shares of the Company, representing in the aggregate 10% of the 796,721,114 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, which is the sum of (a) 716,860,003 Class A and Class B ordinary shares outstanding as of May 29, 2018 (exclusive of 14,546,437 Class A Ordinary Shares in the form of ADSs repurchased by the Company and registered on the Company’s register of members as of May 29, 2018), according to the Purchase Agreement, and (b) 63,657,407 Class A Ordinary Shares purchased by the Reporting Persons on June 12, 2018 under the Purchase Agreement, (c) 4,629,630 Class A Ordinary Shares to be purchased by the Reporting Persons on or around June 28, 2018, under the Purchase Agreement, and (d) 11,574,074 Class A Ordinary Shares to be purchased by YF on or around June 28, 2018, under the Purchase Agreement.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 hereto, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

CUSIP No. G9897K 105	SCHEDULE 13D

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” with one another and/or YF within the meaning of Section 13(d)(3) of the Act. Members of a group may be deemed to beneficially own the securities beneficially owned by other members of the group. However, each Reporting Person expressly disclaims any beneficial ownership in the securities held by the other Reporting Persons, by YF, or by any of their respective affiliates, except as otherwise stated herein. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group with each other or with YF for purposes of Section 13(d) of the Act or for any other purpose.

(c) On June 12, 2018, the Reporting Persons and the Issuer consummated the first closing of the transactions contemplated by the Purchase Agreement and a second and final closing is expected to occur on or around June 28, 2018. The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, YF or any of the persons listed in Schedule A-1 hereto, has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Assignment Agreement

On June 12, 2018, Taobao China and AZIL entered into an Assignment Agreement, pursuant to which Taobao China assigned all its right, title and interests in, to and under the Purchase Agreement to AZIL and AZIL accepted such assignment and assumed to pay and perform in full when due all of Taobao China’s obligations arising from and under the Purchase Agreement.

Investor Rights Agreement

On June 12, 2018, the Issuer, AZIL and Cainiao entered into an Investor Rights Agreement (the “IRA”). The IRA provides AZIL with the Board designation rights described in Item 4 above. In addition, the IRA permits AZIL to appoint a designated representative to serve as a non-voting observer to the Board (the “Investor Observer”) and to appoint the Investor Director or Investor Observer to any Board committee, subject to compliance with independence requirements under applicable laws and listing rules. The IRA also provides that the Issuer shall not, without the prior written consent of AZIL, amend or terminate any Controlling Document (as defined therein), or enter into any joint venture, partnership, strategic alliance, strategic cooperation or similar arrangement with a competitor of AGHL or any other transaction with any competitor of AGHL which is not in the ordinary course of business of the Issuer.

The IRA contains customary right of first offer provisions whereby if the Issuer’s founder, Mr. Meisong Lai (the “Founder”), proposes to transfer securities of the Issuer which constitutes a Change of Control (as defined therein), the Founder shall first make an offer of such securities to AZIL and Cainiao (the “ROFO”). AZIL and Cainiao may elect to exercise their ROFO rights to purchase the securities, or exercise their tag-along rights to sell their securities, at the price and on the terms offered by the Founder. The IRA also provides for customary preemptive rights whereby if the Issuer proposes to issue any of its securities, AZIL, Cainiao and certain existing shareholders of the Issuer shall have the right to acquire a portion of such securities equal to the quotient obtained by dividing (i) the number of shares of all securities owned by such shareholder by (ii) the total number of shares of all securities issued and outstanding, or such other percentage as may mutually agreed among such shareholders following discussions with the Issuer.

Each of AZIL and Cainiao is prohibited from transferring its Class A Ordinary Shares prior the second anniversary of the date of the IRA other than transfers to its affiliates, transfers to the Issuer, transfers required by law or transfers approved by

CUSIP No. G9897K 105	SCHEDULE 13D

the Board. In addition, certain existing shareholders of the Issuer are not permitted to transfer any securities of the Issuer to a competitor of AGHL without the prior written consent of AZIL and the Founder is not permitted to transfer any Class B Ordinary Shares beneficially owned by him without the prior written consent of AZIL prior to the second anniversary of the date of the IRA.

Registration Rights Agreements

On June 12, 2018, AZIL and Cainiao entered into a registration rights agreement with the Issuer. The registration rights agreement provides that the Issuer shall file a registration statement prior to the second anniversary of the date of the registration rights agreement covering the resale of the Class A Ordinary Shares owned by AZIL and Cainiao. The Issuer will bear the registration expenses related to the preparation and filing of the registration statement. The registration rights agreement contains customary indemnification provisions.

On or around June 28, 2018 when the second and final closing occurs as contemplated under the Purchase Agreement, NRF will enter into a registration rights agreement with the Issuer. The registration rights agreement provides that the Issuer shall file a registration statement prior to the first anniversary of the date of the registration rights agreement covering the resale of the Class A Ordinary Shares owned by NRF. NRF will bear the registration expenses related to the preparation and filing of the registration statement. The registration rights agreement contains customary indemnification provisions.

The descriptions of the assignment agreement, the IRA and the registration rights agreements contained herein are qualified in their entirety by reference to Exhibits 99.3, 99.4, 99.5 and 99.6 hereto, which exhibits are hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and among the Reporting Persons and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. G9897K 105	SCHEDULE 13D

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1

Joint Filing Agreement among Alibaba Group Holding Limited, Alibaba ZT Investment Limited, Cainiao Smart Logistics Investment Limited and New Retail Strategic Opportunities Investments 2 Limited, dated June 21, 2018

99.2

Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited, New Retail Strategic Opportunities Investments 2 Limited and Rising Auspicious Limited, dated May 29, 2018

99.3	Assignment Agreement between Taobao China Holding Limited and Alibaba ZT Investment Limited, dated June 12, 2018
99.4	Investor Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018
99.5	Registration Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018
99.6	Form of Registration Rights Agreement between ZTO Express (Cayman) Inc. and New Retail Strategic Opportunities Investments 2 Limited

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2018

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Authorized Signatory

Alibaba ZT Investment Limited

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
	Name:	Lin Wan
	Title:	Director

New Retail Strategic Opportunities Investments 2 Limited

By:	/s/ David Egglishaw
	Name:	David Egglishaw
	Title:	Authorized Signatory

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”). Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

Name/Citizenship	Present Principal Occupation

Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Eric Xiandong JING, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121 People’s Republic of China	Director of AGHL; Chairman and Chief Executive Officer of Ant Financial

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Founder, Chairman and Chief Executive Officer of SoftBank Group Corp.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Advisor of Motorola Solutions (China) Co. Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Sweden	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Wan Ling MARTELLO, United States	Independent Director of AGHL; Executive Vice President, chief executive officer for Zone Asia, Oceania, Sub-Saharan Africa of Nestlé S.A.

Maggie Wei WU, Hong Kong c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Judy TONG, People’s Republic of China	Chief People Officer of AGHL

Jessie Junfang ZHENG, People’s Republic of China	Chief Risk Officer and Chief Platform Governance Officer of AGHL

Trudy Shan DAI, People’s Republic of China	President of Wholesale Marketplaces of AGHL

Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

Chris TUNG, Canada	Chief Marketing Officer of AGHL and President of Alimama of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing of AGHL

Sophie Minzhi WU, People’s Republic of China	Chief Customer Officer of AGHL

Angel Ying ZHAO, People’s Republic of China	Head of Alibaba Globalization Leadership Group of AGHL and Vice President of Ant Financial

Weidong YANG, People’s Republic of China	President of Alibaba Digital Media & Entertainment Group of AGHL and President of Youku business group

Fan JIANG, People’s Republic of China	President of Taobao of AGHL

Jet Jing JIE, People’s Republic of China	President of Tmall of AGHL

Directors and Executive Officers of Alibaba ZT Investment Limited

The following table sets forth the names, business addresses and present principal occupation of each director of Alibaba ZT Investment Limited, a company with limited liability incorporated under the laws of Hong Kong (“AZIL”). Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AZIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Director of AZIL; General Counsel and Secretary of AGHL

Maggie Wei WU, Hong Kong	Director of AZIL; Chief Financial Officer of AGHL

Jason YIP Pak Tung, Hong Kong	Director of AZIL; Senior Director, Finance of AGHL

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the names, business addresses and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“Cainiao”). The business address for the sole director listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. Cainiao does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China	Director of Cainiao; President of Cainiao Smart Logistics Network Limited

Directors and Executive Officers of New Retail Strategic Opportunities Investments 2 Limited

The following table sets forth the names, business addresses and present principal occupation of each director of New Retail Strategic Opportunities Investments 2 Limited, a company organized under the laws of the Cayman Islands (“NRF”). The business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. NRF does not have any executive officers.

Name/Citizenship	Present Principal Occupation
David John Jepson EGGLISHAW, United Kingdom	Director of NRF

Yu ZHANG, People’s Republic of China	Director of NRF; Chief Financial Officer of Tmall of AGHL

Jun CHEN, Singapore	Director of NRF; Vice President of AGHL